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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Amendment No. 3)

                             The Hertz Corporation
                           (Name of Subject Company)

                                 Ford FSG, Inc.
                               Ford FSG II, Inc.
                               Ford Motor Company
                      (Name of Filing Persons - Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   428040109
                     (CUSIP Number of Class of Securities)

                            Peter Sherry, Jr., Esq.
                               Ford Motor Company
                           One American Rd., Rm. 1038
                               Dearborn, MI 48126
                                 (313) 323-2130
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communication on Behalf of Filing Persons)

                                   Copies to:
                           George R. Bason, Jr., Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.[ ]
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                         AMENDMENT NO. 3 TO SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2001, as amended by Amendment No. 1 filed on February 22, 2001 and by Amendment No. 2 filed on February 23, 2001 (as amended, the "Schedule TO"), by Ford Motor Company, a Delaware corporation ("Ford"), Ford FSG, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ford ("Purchaser") and Ford FSG II, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("FSG II"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, a Delaware corporation ("Hertz"), at $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     Item 6

     Item 6 of the Schedule TO, is hereby amended and supplemented by the following:

     "The Offer expired at midnight, New York City time, on Friday, March 2, 2001. Based upon a preliminary count from the Depositary, as of midnight, New York City time, March 2, 2001, approximately 19,375,185 Shares had been tendered pursuant to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by affiliates of Purchaser, represent approximately 97.6% of the Shares outstanding. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made to the Depositary on March 6, 2001. A copy of the press release, dated March 5, 2001, issued by Ford announcing the completion of the tender offer is attached hereto as Exhibit (a)(23) and is incorporated herein by reference."

     Item 12

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(23) Text of press release issued by Ford Motor Company and dated March 5, 2001 (filed herewith as Exhibit (a)(23)).










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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              FORD MOTOR COMPANY

                                               /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Assistant Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              3/05/2001
                                              ----------------------------------
                                              (Date)


                                              FORD FSG, INC.

                                                /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Assistant Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              3/05/2001
                                              ----------------------------------
                                              (Date)


                                              FORD FSG II, INC.

                                                /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              3/05/2001
                                              ----------------------------------
                                              (Date)


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                                 EXHIBIT INDEX

(a)(23) Text of press release issued by Ford Motor Company and dated March 5, 2001 (filed herewith as Exhibit (a)(23)).








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